SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015
Commission File Number: 000-30540

GIGAMEDIA LIMITED
8F, No. 22, Lane 407, Section 2, Tiding Boulevard
Neihu District
Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [ x ] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [ x ]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82- .)

Purchase of GigaMedia shares by CEO Collin Hwang

The company is to confirm that its Chief Executive Officer Collin Hwang has purchased a total of 173,523 shares of GigaMedia stock at an average price of $2.98 during the period between December 18, 2015 and December 23, 2015. The purchases were made during an open window period and in full compliance with all company and legal guidelines. Mr. Hwang’s decision to purchase shares reflects his firm confidence in the company.

Mr. Collin Hwang now holds a total of 636,833 shares, an ownership of around 5.76% in the Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited

(Registrant)

Date: December 28, 2015	By: /s/ HUANG, SHIH-CHIN (Signature) Name: HUANG, SHIH-CHIN Title: Head of Finance Department